UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

							September 1, 2005

via U.S. mail and facsimile

Mr. Daniel W. Dienst
Chairman of the Board
Metals USA, Inc.
One Riverway, Suite 1100
Houston, Texas  77056


Re:	Metals USA, Inc.
	Revised Schedule 13e-3
Filed on August 24, 2005
File No. 5-51963
Revised Preliminary Merger Materials on Schedule 14A
Filed on August 24, 2005
File No. 0-13123

Dear Mr. Dienst:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Merger Materials on Schedule 14A

Financial Advisory Services of CIBC World Markets Corp, page 32
1. We note that as part of your response to prior comment 8 you have added the ranges of implied equity references based on the analyses conducted by CIBC World Markets. Please revise your disclosure to include the data underlying those results for each analysis. We note that similar information is included in pages 16 to 20 of the May 10,
2005 presentation given by CIBC to your board of directors.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact the undersigned, at (202) 551-3619 with any questions. Please address all correspondence to mail stop 3628.

      Sincerely,



							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers &
Acquisitions

cc:	via facsimile
      Lorne Smith, Esq.

	Melinda Kramer

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Daniel W. Dienst
Metals USA, Inc.
September 1 2005
Page 1